Joshua Jackson takes helm of Liquid Media as Interim CEO, introduces new Liquid Content Flywheel strategy and welcomes Tom Casey to Liquid’s Board

Vancouver, British Columbia – July 6, 2022 – Liquid Media Group Ltd. (NASDAQ: YVR)(“Liquid”, the “Company” or “Liquid Media Group”), an entertainment company empowering independent producers and content creators, today announced the appointment of industry veteran, co-founder and current Liquid Chairman of the Board, Joshua Jackson, as Interim CEO, effective immediately. The appointment comes during a period of rapid growth and focus on business fundamentals for the Company and its portfolio of subsidiaries including iNDIEFLIX, Digital Cinema United (DCU) and iGems.

Jackson, Liquid’s founder and Chairman of the Board since the Company's inception, brings over thirty years of extensive film and television experience, both in front of and behind the camera, to its leadership. As a seasoned insider in Hollywood for over three decades, Jackson’s deep knowledge of the industry stems from working across both the studios and independents, as a successful producer, director and actor.

Caption: Liquid appoints Joshua Jackson as Interim CEO

“Liquid Media Group grew from my vision of what this company could do to help grow the independent film and television industry. Liquid’s successful acquisitions and ability to have a banner year for revenue growth, despite the current economic conditions, got me very excited to commit more time to management,” said Joshua Jackson. “While we are actively looking for a permanent CEO with the public market skills required to steer Liquid to higher growth, I’m more than happy to take on this role as long as necessary.”

Liquid Media Group’s mission is to create a haven for independent creators and IP owners in the world of film and television which gives them solutions to their most fundamental and frequent roadblocks. Our acquisitions have all added multiple solutions for those independents, from creative to distribution opportunities.

The Liquid family of companies work together to create “Independence for Independents,” and include iNDIEFLIX, Digital Cinema United and iGems, in conjunction with Filmocracy and Slated partnerships. Additionally Liquid’s distribution partnerships with companies like Insight tv, Eluvio and Vuulr, add to this new and innovative network effect.

In the next few months Liquid plans to reveal several new components to its Content Flywheel-based growth including the launch of Projektor, a filmmaker-first, B2B distribution platform that provides more autonomy and data transparency than current distribution models with a first-in-class financing marketplace also in current product development.

Lower prices on more offerings and automation
Increase customer base of indies, studios and OTTs
Attract and integrate third party partners and acquisitions
Expand commercial offering, extend distribution
Grow revenues per fixed costs, aggregate cash flows
Liquid Intelligence (LIQ)
Liquid Financing
Liquid Distribution
LIQUID MEDIA GROUP
slated
ELUV.IO
iNDIE FLIX
iGEMS
vuulr
digital cinema united
PROJEKTOR
FILMOCRACY
SLIPSTREAM
Tech Partners
Content Partners
Financing Partners

Figure 1: Liquid’s Content Flywheel

With Liquid’s Content Flywheel, partners are supported across the ecosystem, starting with:

1.Liquid Intelligence (aka “LIQ”) which employs scoring analytics, AI algorithms and third party trusted datasets to improve performance, distribution planning and inform project green light processes for production, marketing and distribution.

2.Liquid Distribution which provides technology, infrastructure and distribution for monetization and options for alternative marketing and distribution.

3.Liquid Financing which will bring content IP, slates and catalogs together with technology partners and accredited financing groups and institutions to support last mile funding of independent projects in film, television and digital.

Alongside Jackson’s interim appointment and transformative new content, tech and financing strategy, the board of directors has voted to bring on an additional Liquid board member with the financial and corporate expertise of an executive with over thirty years of experience as a CFO and president of companies with multi-billion dollar revenues.

Joining the Liquid Board is Tom Casey, Chief Investment Officer, director and co-Founder of RLS Partners, former CFO, Chief Investment Officer and co-founder of Emergent Cold, and former President of American Apparel and EVP & CFO of Blockbuster. Casey was previously an investment banker at leading firms in New York, advising retail and consumer companies undergoing strategic change.

Casey’s three decades of financial leadership experience from Blockbuster to American Apparel at their height, to more recently CFO and founder of two international heavyweight companies RLS Partners and Emergent Cold, is part of what makes him such an excellent addition to the wealth of knowledge and experience on the Board.

“Tom Casey’s over thirty years of experience as CFO of successful business entities is just part of what he brings to the table as our new Board Member of Liquid,” added Joshua Jackson. “We are already seeing the fruits of his expertise, intuition and contacts. Tom fills a gap that we recently had created with our rapid expansion and his appointment comes at the ideal time.”

“Liquid Media Group’s mission is one that will fulfill multiple areas of need in the entertainment industry worldwide,” said Casey. “Their growth so far has been impressive but the platforms and partners in process have the potential to make a massive impact. I’m excited at the opportunity to be involved in the future of the Company and of independents.”

As the search for a new CEO is underway along with other key hires, led by the Liquid Board of Directors, the Company itself is emerging as an industry leader in transformative innovation in the independent world. The addition of Tom Casey to the Board is another positive development.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

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